November 22, 2024

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted November 6, 2024
           CIK No. 0002025774
Dear Say Leong Lim and Tham Seng Kong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 29, 2024 letter.
 November 22, 2024
Page 2

Amendment No. 4 to Draft Registration Statement on Form F-4
Question: What happens if the Business Combination is not consummated?, page 24

1. Please revise to update your disclosure here and throughout with respect to the deadline to complete the initial business combination.
Background of the Business Combination, page 119

2. We note your response to comment three. Given the limited actual revenues for Alps for the year ended March 31, 2024 of only $2.4 million compared to projected fiscal year 2025 revenues of $13.6 million, we would expect more detailed disclosures regarding the basis for such significant revenue growth assumptions.
Please
       specifically address the following:
           The majority of projected revenues appear to be associated with the NK Cell, Car-
           T and blood testing segments for which Alps has yet to commence operations as of March 31, 2024. The disclosures indicate that the respective projected revenues
           have been determined based on Alps    management assessment of the
current
           market outlook and future strategic business plans. Please give better insight as to the basis for management's assessment, including what specific information was used and any significant estimates and assumptions used to arrive at projected revenues based on this information. Please also disclose whether Alps has subsequently started these operations;
           In terms of regulatory approval, we note that Alps assumes that its NK Cell, Car-
           T and Mesenchymal Stem Cells treatments can be utilized in the Malaysian market under compassionate use, pending regulatory approval. Please disclose your basis for assuming that these treatments can be utilized under compassionate use as well as the current status of the pending regulatory approval. Specifically clarify whether the entire current revenue projection is based on compassion use, and if not, revise to disclose your projected regulatory approval built in the model;
           and
           The table at page 132 for actual revenue track records for the fiscal years ended
           March 31, 2021, 2022, 2023, and 2024 appears to have omitted some revenue components in at least FY2023. Please ensure the balances presented here agree with your historical financial statements, and/or clearly explain any differences if needed.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 236

3. We note your response to comment seven. Please clearly disclose that you have excluded salaries and payroll costs for employees engaged in research activities from the research expenses component of administrative expenses and instead included them in the payroll costs component. Please also disclose your basis for this presentation.
Note 1. Corporate Information, page F-68

4. We note your response to comment 11. It remains unclear how you determined that
 November 22, 2024
Page 3

       you do not have significant influence in Cilo Sybin given your 40.5% stake, your representation on the board of directors, as well as the other factors noted. We note
       Cilo Sybin was incorporated for the purpose of being listed as a SPAC to pursue acquisitions of, and investments in, commercial enterprises operating in the biotech, biohacking or pharmaceutical sector. It appears that the primary activities this entity is engaged in at this time are raising capital and identifying a target company. Please tell us what role you have in these primary activities, including what influence you have in the final decision making process. Also tell us who determines the SPAC's financial and operating policies, if not the board of directors, as indicated in your response.
Note 13. Related Party Transactions, page F-85

5. In a similar manner to your response, please further expand your disclosures pursuant to IAS 24.18 to disclose when you expect to settle these amounts and the nature of the consideration to be provided in settlement.
General

6. You state in your response to prior comment nine that Alps Life Sciences Inc. is identified and designated as the primary operating company post completion of the
       Business Combination and that Alps Global Holding Berhad is now a wholly owned subsidiary of Alps Life Sciences Inc. Please revise to describe and identify the management team, including executive officers and directors, of Alps Life Sciences
       Inc. at effectiveness of the registration statement.
7. We note that Globalink's initial public offering closed on December 9, 2021. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in
       Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please
       include disclosure to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no
       longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders
       due to your securities no longer being considered    covered securities.
   We also note
       that you also disclose on page 29 that one of the conditions to consummation of the business combination is the listing by Nasdaq of the PubCo ordinary shares and
       PubCo warrants and satisfaction of initial and continued listing requirements. Please update your disclosure accordingly.
       Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have
 November 22, 2024
Page 4

questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jenny Chen-Drake, Esq.